THERAVANCE, INC.

901 GATEWAY BOULEVARD

SOUTH SAN FRANCISCO, CALIFORNIA 94080

TELEPHONE: (650) 808-6000 FACSIMILE: (650) 808-6095

April 13, 2006

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Theravance, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
File Number: 000-30319

Dear Mr. Rosenberg:

This letter responds to the comments set forth in your letter to Theravance, Inc. (the “Company” or “we”) dated March 30, 2006. For your convenience, we have repeated and numbered the comments from the March 30 letter in italicized print, and our responses are provided below each comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Collaboration Arrangements, page 36

2004 Strategic Alliance with GSK, page 37

1.                          In light of the redemption rights held by GSK, please tell us how classification of the common stock subject to those rights within permanent equity complies with GAAP particularly EITF D-98.

The Company has considered the accounting guidance in EITF D-98 and the FRP Section 211/ASR 268, referenced in EITF D-98, in determining the appropriate treatment for its common stock. This guidance states that securities redeemable for cash or other assets “be classified outside permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer” (EITF D-98, paragraph 2). These rules are intended to highlight the future cash obligations attached to the redeemable securities (1).

(1) FRP211/ASR 268, paragraph 5.

Fifty percent (50%) of the Company’s outstanding shares of common stock (other than the Class A common stock) are subject to redemption in 2007 pursuant to the call rights or the put rights described in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005 (the “2005 10-K”) and which rights are referred to herein as the “Call” and the “Put”. The Call will become exercisable in June 2007 at the option of GSK. In the event that GSK does not exercise the Call, the Put will become exercisable in August 2007 at the option of each of the Company’s stockholders. These facts may imply that the Company’s common stock should be classified outside permanent equity.

However, the Company has no future cash obligations attached to its common stock. The Call and the Put are required to be funded 100% by GSK, not by the Company. The Company’s obligations under either the Call or the Put are specifically conditioned on, and subject to, the requirement that GSK deposit the requisite amounts to fund the share redemption under the Call or the Put. Thus, the cost of the redemption is limited to the cash proceeds received by the Company from GSK.

Additionally, we believe the Staff has acknowledged an exception to the general rule set forth in EITF D-98 in situations where the issuer has an unconditional right, coupled with the present intent and ability, to satisfy the redemption by an exchange of the redeemable security for a permanent security, or where the cost of the redemption is limited to the cash proceeds to be received by the issuance of a new security that is classified in permanent equity. If outstanding shares of the Company’s common stock are redeemed pursuant to the Call or the Put, then pursuant to the Company’s certificate of incorporation, the redeemed shares are required to be retired and promptly cancelled and, on the date of such cancellation, the Company is required to issue to GSK an equal number of shares of Class A common stock, which would be classified as permanent equity. The effect of this redemption of our common stock would result in a change of equity held by GSK but would not result in any change to the Company’s cash position, total stockholders’ equity, total assets, and working capital. Accordingly, the Company believes that its common stock is appropriately classified within permanent equity.

Results of Operations, page 39

Research & Development, page 39

2.                                      We have the following comments about your current disclosure about your research and development expenses:

a.                                      It appears that you no longer disclose that you do not track all of these expenses on a project basis, as you had on page 29 of Amendment #7 to Form S-1 filed on October 1, 2004. As such, please provide us, in disclosure-type format, the cost incurred during each period presented and to date for each of your major projects, to the extent you are able. To the extent that you are unable, please provide us, in disclosure-type format,: (i) a statement to that effect; (ii) an explanation of why management does not maintain and evaluate research and development costs by major project; and, (iii) other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on each major project.

In disclosure-type format, the Company responds as follows to the Staff’s comment:

“We do not track, and have not tracked, all of the individual components (specifically the internal cost components) of our research and development expenses on a program basis. The Company does not have the systems and processes in place to accurately capture these costs on a program basis in a manner that would be consistent with U.S. GAAP.”

The Company supplementally informs the Staff as follows:

Although we do not track all of the components of our internal costs, the external costs of conducting the Phase 3 clinical studies for telavancin, our most advanced product candidate, constituted nearly half of the Company’s research and development expenses for fiscal year 2005 (2). Due to the late stage of development of the Company’s telavancin program and its concomitant disproportionate cost as compared to the Company’s other programs, the Company has been tracking and reporting external research and development costs associated with the telavancin Phase 3 studies (3) as well as providing the anticipated length of time that the costs associated with these studies will continue to increase (4).  With respect to the Company’s long-acting beta2 agonist (LABA), long-acting muscarinic antagonist (LAMA) and bifunctional muscarinic antagonist beta2-agonist (MABA) programs, an affiliate of GSK has licensed rights to those programs pursuant to the terms of the 2002 Beyond Advair agreement and the 2004 Strategic Alliance, and is therefore obligated to fund all development, manufacturing and commercialization activities for those programs (5).

The Company respectfully submits that, given our size, the time and expense of implementing processes to capture the early stage program costs, as well as the inefficiencies that any such systems would entail, do not justify designing and executing such systems. If the Company did accurately capture these costs, the amount spent to date on any of the Company’s programs that are in pre-clinical development, or Phase 1 or Phase 2 clinical studies would not be useful for investors to extrapolate future costs relating to such programs, as numerous factors could cause great variability of such costs, including whether the Company collaborates with a third party that could assume a portion of the development costs, the potential cessation of a program based on results of

(2) See pages 4 and 35 of the 2005 10-K for the total cost of research and development activities during fiscal year 2005, and page 31 of the 2005 10-K for the external costs of telavancin Phase 3 studies from October 4, 2004 through December 31, 2005.

(3) See pages 13 and 35 of the Form 10-Q for the fiscal quarter ended March 31, 2005, pages 14 and 36 of the Form 10-Q for the fiscal quarter ended June 30, 2005, pages 15 and 36 of the Form 10-Q for the fiscal quarter ended September 30, 2005 and pages 31 and 36 of the 2005 10-K.

(4) See pages 13 and 16 of the Form 10-Q for the fiscal quarter ended March 31, 2005, pages 14 and 17 of the Form 10-Q for the fiscal quarter ended June 30, 2005, pages 15 and 17 of the Form 10-Q for the fiscal quarter ended September 30, 2005 and pages 36 and 40 of the 2005 10-K.

(5) See pages 7, 9, 10, 37 and 61 of the 2005 10-K.

clinical studies (6) and the unpredictability of the length of clinical studies and the timing of regulatory approvals.

b.                                      It appears that you no longer disclose that you are unable to estimate the length of time or the costs that will be required to complete the development of your product candidates, as you had on page 27 of Amendment #7 to Form S-1 filed on October 1, 2004. In addition, on page 16 of this filing, you disclose when you expect to complete the first of your Phase 3 clinical studies for telavancin, which would appears to be one of your candidates. As such, please provide us, in disclosure-type format, the following information for each major project or point us to the specific locations within your document where each bullet is addressed:

•                  The nature, timing and estimated costs of the efforts necessary to complete the project;

•                  The anticipated completion dates; and finally

•                  The period in which material net cash inflows from significant projects are expected to commence.

In so doing, indicate the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, state those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

In disclosure-type format, the Company responds as follows to the first two bullet points of the Staff’s comments with regard to telavancin, the Company’s only product candidate currently in Phase 3 clinical studies. In the subsequent paragraphs, the Company supplementally sets forth the facts and circumstances precluding the Company from making a reasonable estimate of (a) the information called for by the third bullet point of the Staff’s comment with respect to telavancin and (b) the information called for by all three bullet points with respect to the Company’s other programs. The disclosure-type format referenced in the first sentence of this paragraph follows:

“The efforts necessary to complete the telavancin program for which we are responsible include: (i) conclusion of patient enrollment, which is estimated to occur for the complicated skin and skin structure infections (cSSSI) study during the first half of 2006 and for the hospital-acquired pneumonia (HAP) study during the second half of 2006; (ii) publication of the results of these studies; (iii) submission of a new drug application (NDA) to the United States Food and Drug Administration (FDA) for the cSSSI study, which is estimated to occur during the second half of 2006, and a subsequent amendment of the NDA to include the HAP indication; and (iv) manufacture of launch supply of drug product by third party manufacturers, which is anticipated to be complete by the second half of 2007. The completion of patient enrollment, publication of results and submission

(6) See, e.g. page 4 of the 2005 10-K regarding the discontinuation of the Company’s overactive bladder program based on the results of Phase 1 studies.

of an NDA principally involve costs of third party contract research organizations involved in the Phase 3 studies and consultants involved in the NDA process, and the manufacture of launch supply principally involves costs of third party contract manufacturing organizations. We anticipate that our aggregate external costs associated with the telavancin Phase 3 program to be between $125 million and $150 million.”

The Company supplementally informs the Staff as follows:

With regard to potential cash inflows to the Company related to telavancin, on page 36 of the 2005 10-K in the “Collaboration Arrangements” section of Item 7, the Company already discloses that up to $136 million of the potential $156 million of clinical and regulatory milestone payments from Astellas Pharma Inc. (“Astellas”), the Company’s collaborative partner in the telavancin program, are payable by Astellas upon completion of clinical studies and submission and approval of NDAs for cSSSI and HAP (7). The potential royalty revenue from Astellas, however, is subject to a number of contingencies, including the Phase 3 studies concluding that telavancin is safe and effective in humans, the FDA’s approval of the NDA, the timely and regulatory-compliant manufacture of sufficient quantities of telavancin for commercial launch, appropriate pre-launch preparation by the Company and Astellas to enable a successful launch of telavancin, the acceptance of telavancin by physicians and the medical community in general, and the relative success of competitive products (8).  These prerequisites to the commercialization of telavancin are dependent upon the performance of third parties, decisions by the FDA and other uncertainties that make the timing and likelihood of receiving royalties, if any, highly uncertain.

With respect to the Company’s earlier-stage programs, the anticipated completion dates and therefore the anticipated costs of completion of these programs are highly variable and depend on numerous factors including the results of pre-clinical and clinical studies, the Company’s ability to collaborate with third parties that could assume some or all of the costs of such development programs, the pace at which our collaborative partners move programs forward, and the timing of approvals sought from the FDA and foreign regulatory agencies.  Given these contingencies, an estimation of completion dates and the costs to reach completion for each of these programs would be subject to a high degree of variability rendering such estimations not meaningful and potentially misleading to investors.  In response to the third bullet point of the Staff’s comment, the Company respectfully submits that it does not have the ability to accurately estimate the

(7) This information is also disclosed on page 6 of the 2005 10-K in Item 1 under “Our Relationship with Astellas”.

(8) See Risk Factors in Item 1A of the 2005 10-K, in particular the risk factors entitled “If the product candidates that we develop on our own or through collaborative partners are not approved by regulatory agencies, including the Food and Drug Administration, we will be unable to commercialize them” and “If our product candidates, in particular telavancin, which is currently in Phase 3 clinical studies, are determined to be unsafe or ineffective in humans, our business will be adversely affected” on page 16, “If our partners do not satisfy their obligations under our agreements with them, we will be unable to develop our partnered product candidates as planned” on page 18, “We rely on a number of manufacturers for our product candidates and our business will be seriously harmed if these manufacturers are not able to satisfy our demand and alternative sources are not available” on page 20, “We face substantial competition from companies with more resources and experience than we have, which may result in others discovering, developing or commercializing products before or more successfully than we do” on page 21 and “If approved, telavancin may not be accepted by physicians, patients, third party payors, or the medical community in general” on page 22.

 timing of material net cash inflows, if any, from the Company’s programs.  For the Company’s programs that have not been licensed by a third party and are currently in pre-clinical development and Phase 1 and Phase 2 studies, the hurdles and risks that these programs face, and the lack of visibility with respect to timing of completion of any one phase of development, are too numerous to enable the Company to make a reasonably reliable estimation of the timing of material net cash inflows from these programs.  With respect to the Company’s LABA collaboration with GSK, and the LAMA and MABA programs, which have been licensed by GSK under the 2004 Strategic Alliance, the Company is unable to accurately predict any milestone payments from these collaborations as the timing of such payments is dependent on GSK’s success in moving the Company’s product candidates through development and into commercialization.

Item 8.  Financial Statements and Supplementary Data, page 47

Notes to Consolidated Financial Statements, page 52

3. Collaboration Agreements, page 60

3.                                      Please tell us the extent to which these agreements are within the scope of SFAS 68, by referencing paragraph 3.  To the extent they are, please provide us, in disclosure-type format, the amount of costs incurred under those agreements during each period presented, as required by paragraph 14(b).

The Company notes the Staff’s comment.  The Company considered SFAS 68 in determining the proper accounting treatment for our collaboration agreements.  SFAS 68 establishes standards for financial accounting and reporting of an enterprise that is a party to a research and development arrangement through which it can obtain the results of research and development funded partially or entirely by others.  To the extent that the enterprise is obligated to repay the other parties, it is required to estimate and recognize that liability and charge research and development costs to expense as incurred.  Our collaboration agreements do not require the Company to pay for or reacquire the results of its research and development efforts and therefore we believe that SFAS 68 does not apply.

The Company’s three collaboration agreements, the 2002 “Beyond Advair” Collaboration with GSK, the 2004 Strategic Alliance with GSK and the 2005 License, Development and Commercialization Agreement with Astellas all involve the licensing of certain of the Company’s patents, research and development results and other Company intellectual property to the collaborators (GSK and Astellas) for their use in further development and commercialization of the applicable product candidate(s).  None of these collaboration agreements contemplate, or provide for, the reacquisition by the Company of the Company’s research and development results from the collaborator except in the case of certain material breaches by the collaborator, in which case the intellectual property that the Company had licensed to the collaborator would revert to the Company with either no or de minimis monetary obligations.  As none of the collaboration agreements contain provisions (1) obligating the Company to repay any of the research and development funding provided by a collaborator or (2) requiring the Company to pay a collaborator to reacquire the results of its research and development activities or product candidates, the Company has concluded that none of these agreements are within the scope of SFAS 68.  In addition, all three agreements are licensing arrangements giving the respective collaborators the ability to commercialize the product candidates resulting from the research and development activities, and the Company is entitled to receive royalties on sales by the licensees of any resulting products, without the Company having to “repurchase” or “reacquire” any licensed rights to the results of research and development funded partially or entirely by the collaborators.

The Company has considered and applied the accounting guidance in SAB 104 (SAB 101 revised) Revenue Recognition and EITF 00-21 Revenue Arrangements with Multiple Deliverables to the GSK and Astellas collaboration agreements.  The Company has applied the criteria contained in SAB 104 to the upfront payments and milestone payments received, and has considered its obligations to perform research for the collaborators under such agreements to determine its accounting for the funds received from such funding parties pursuant to these collaboration agreements.

The Company supplementally refers the Staff to page 53 of the 2005 10-K, “Notes to Consolidated Financial Statements, Footnote 1, Summary of Significant Accounting Policies” for the Company’s Revenue Recognition policy.

*    *    *    *

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the 2005 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 10-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me or Mike Aguiar, our Chief Financial Officer, at (650) 808-6000 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Rick E Winningham

cc:	Oscar Young, Securities and Exchange Commission
Jim Peklenk, Securities and Exchange Commission
Mike Aguiar, Theravance, Inc.